

Mail Stop 7010

April 13, 2009

By U.S. Mail and Facsimile

Mr. Xuelian Bian
Chief Executive Officer
Linkwell Corporation
1104 Jiatang Road, Jiading District
Shanghai, China 201807

   **Re:**  **Linkwell Corporation**
       **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
       **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
       **File No. 000-24977**

Dear Mr. Bian:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

              Sincerely,


              John Cash
              Accounting Branch Chief